Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 23, 2019	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Third Quarter Results
Weakness in Asia Pacific Pushes Sales and Earnings Down

MINNEAPOLIS (October 23, 2019) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 27, 2019.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 27, 2019	Sep 28, 2018	% Change	Sep 27, 2019	Sep 28, 2018	% Change
Net Sales	$400.6	$415.9	(4)%	$1,233.8	$1,246.9	(1)%
Operating Earnings	103.4	114.8	(10)%	320.3	339.9	(6)%
Net Earnings	84.1	92.7	(9)%	259.0	267.3	(3)%
Diluted Net Earnings per Common Share	$0.49	$0.54	(9)%	$1.51	$1.54	(2)%
Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$77.4	$85.8	(10)%	$243.4	$252.5	(4)%
Diluted Net Earnings per Common Share, adjusted	$0.45	$0.50	(10)%	$1.42	$1.45	(2)%
(1) Excludes impacts of excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

•	At consistent currency rates, sales growth in the Americas and EMEA was offset by decreases in Asia Pacific markets.

•	Gross margin rates for the quarter and year to date decreased due to lower factory volume, unfavorable product and channel mix, and changes in currency translation rates.

•	Total operating expenses decreased 3 percent for the quarter and 1 percent for the year to date.

•	The effective income tax rates for the quarter and the year to date decreased mainly due to a tax rate change in a foreign jurisdiction.

“Steep declines in our Asia Pacific end markets continued to have a negative impact on sales for all reported segments, particularly the Industrial and Process segments,” said Patrick J. McHale, Graco's President and CEO. “The softer end-market demand was broad based and driven by both slower economic growth in Asia Pacific and business uncertainty worldwide. On a positive note, our Contractor segment saw nice growth in the quarter as new products continue to be favorably received by professional painting contractors.”

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Consolidated Results

Sales for the quarter decreased 4 percent from the comparable period last year (2 percent at consistent translation rates). Sales increased 3 percent in the Americas, were flat in EMEA (up 4 percent at consistent translation rates), and decreased by 26 percent in Asia Pacific (24 percent at consistent translation rates). Sales for the year to date decreased 1 percent from the comparable period last year (up 1 percent at consistent translation rates), with increases of 4 percent in the Americas and 1 percent in EMEA (6 percent at consistent translation rates), offset by a 16 percent decrease in Asia Pacific (13 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by approximately $6 million (2 percentage points) for the quarter and $26 million (2 percentage points) for the year to date. Sales from acquired operations contributed approximately $2 million (1 percentage point) of growth to the third quarter, and did not have a significant impact on year-to-date comparisons.

Gross profit margin rates for the quarter and year to date decreased from the comparable periods last year driven by lower factory volume, unfavorable channel and product mix, and changes in currency translation rates. Price changes implemented in the first quarter offset the adverse impact of higher material costs.

Total operating expenses for the quarter and year to date decreased $3 million (3 percent) and $4 million (1 percent), respectively, compared to last year. Reductions in volume and earnings-based expenses more than offset increases in product development expenses, which increased 6 percent for the quarter and 7 percent for the year to date.

Other expense for the year to date was $4 million lower than the comparable period last year, driven by lower exchange losses on net assets of foreign operations.
The effective income tax rate was 13 percent for the quarter and 15 percent for the year to date, both down approximately 1 percentage point from the comparable periods last year. The decrease was driven by a revaluation of deferred taxes pursuant to a tax rate change in a foreign jurisdiction. The impact of the tax rate change was partially offset by the effects of decreases in excess tax benefits related to stock option exercises.
Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$175.0	$84.1	$141.5	$552.6	$256.1	$425.1
Percentage change from last year
Sales	(11)%	(1)%	4%	(5)%	3%	2%
Operating earnings	(19)%	2%	4%	(10)%	8%	(2)%
Operating earnings as a percentage of sales
2019	33%	22%	24%	34%	22%	24%
2018	36%	21%	24%	36%	21%	25%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(1)%	0%	0%	(1)%	3%	0%	0%	3%
EMEA	(1)%	0%	(4)%	(5)%	4%	0%	(5)%	(1)%
Asia Pacific	(28)%	0%	(1)%	(29)%	(16)%	0%	(3)%	(19)%
Consolidated	(9)%	0%	(2)%	(11)%	(2)%	0%	(3)%	(5)%

Continued softness in Asia Pacific end markets led to steep declines in third quarter Industrial segment sales. For the year to date, underlying sales growth in the Americas and EMEA was more than offset by decreases in Asia Pacific. Operating earnings as a percentage of sales decreased as the favorable effects of pricing were more than offset by the adverse impacts of currency translation, higher material costs, lower sales and factory volume, and product and channel mix.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	2%	1%	0%	3%	5%	0%	0%	5%
EMEA	6%	10%	(4)%	12%	6%	3%	(4)%	5%
Asia Pacific	(24)%	3%	(2)%	(23)%	(6)%	1%	(3)%	(8)%
Consolidated	(2)%	2%	(1)%	(1)%	3%	1%	(1)%	3%

Process segment sales comparisons to last year were also affected by weakness in Asia Pacific. For the quarter, decreases in Asia Pacific were largely offset by growth in the Americas and EMEA and the impact of acquired operations. Year-to-date sales at consistent translation rates increased in all product applications, although growth was lower and certain applications had decreases in the third quarter. Operating margin rates for the quarter and year to date improved, driven by lower volume and earnings-based costs.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	6%	0%	0%	6%	4%	0%	(1)%	3%
EMEA	8%	0%	(4)%	4%	8%	0%	(5)%	3%
Asia Pacific	(10)%	0%	(4)%	(14)%	(7)%	0%	(4)%	(11)%
Consolidated	5%	0%	(1)%	4%	4%	0%	(2)%	2%

Contractor segment sales at consistent currency translation rates increased by 5 percent, driving year-to-date growth to 4 percent. The portion of Contractor sales in Asia Pacific is lower than other reporting segments, so weakness in that region had less impact on Contractor results. Operating margin rate for the quarter was consistent with the rate for the comparable quarter last year. Reductions in volume and earnings-based costs offset the adverse impacts of higher material costs and unfavorable product and channel mix. Operating margin rate for the year to date was 1 percentage point lower than last year due to changes in currency translation rates, higher material costs, lower factory volume and higher factory spending.

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Outlook

“Given the sharp decline in Asia Pacific and slowing in our Industrial and Process businesses in the Americas, we are lowering our full-year 2019 worldwide outlook to flat revenue on a constant currency organic basis,” said McHale. “Despite this downward change in outlook, we intend to fully fund our growth initiatives while remaining diligent on discretionary spending in this current cycle.”

Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits related to stock option exercises and certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 27, 2019	Sep 28, 2018	Sep 27, 2019	Sep 28, 2018
Earnings before income taxes	$96.8	$108.1	$305.3	$320.7

Income taxes, as reported	$12.7	$15.4	$46.3	$53.4
Excess tax benefit from option exercises	0.7	1.9	8.1	9.8
Other non-recurring tax benefit	6.0	5.0	7.5	5.0
Income taxes, adjusted	$19.4	$22.3	$61.9	$68.2

Effective income tax rate
As reported	13.1%	14.2%	15.2%	16.6%
Adjusted	20.0%	20.6%	20.3%	21.2%

Net Earnings, as reported	$84.1	$92.7	$259.0	$267.3
Excess tax benefit from option exercises	(0.7)	(1.9)	(8.1)	(9.8)
Other non-recurring tax benefit	(6.0)	(5.0)	(7.5)	(5.0)
Net Earnings, adjusted	$77.4	$85.8	$243.4	$252.5

Weighted Average Diluted Shares	171.8	173.0	171.6	174.0
Diluted Earnings per Share
As reported	$0.49	$0.54	$1.51	$1.54
Adjusted	$0.45	$0.50	$1.42	$1.45

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2018 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon

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currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; economic conditions in the United States and other major world economies; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2018 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, Oct. 24, 2019, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, Oct. 24, 2019, by dialing 888-203-1112, Conference ID #9444495, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID number. The replay by telephone will be available through 2 p.m. ET on Monday, Oct. 28, 2019.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 27, 2019	Sep 28, 2018	Sep 27, 2019	Sep 28, 2018
Net Sales	$400,555	$415,936	$1,233,753	$1,246,854
Cost of products sold	193,176	194,477	583,378	573,071
Gross Profit	207,379	221,459	650,375	673,783
Product development	16,723	15,734	50,616	47,135
Selling, marketing and distribution	55,538	57,270	176,796	182,741
General and administrative	31,719	33,676	102,676	104,054
Operating Earnings	103,399	114,779	320,287	339,853
Interest expense	3,618	3,583	10,584	10,707
Other expense, net	2,972	3,139	4,360	8,425
Earnings Before Income Taxes	96,809	108,057	305,343	320,721
Income taxes	12,677	15,376	46,325	53,390
Net Earnings	$84,132	$92,681	$259,018	$267,331
Net Earnings per Common Share
Basic	$0.50	$0.55	$1.56	$1.59
Diluted	$0.49	$0.54	$1.51	$1.54
Weighted Average Number of Shares
Basic	166,848	167,247	166,383	167,860
Diluted	171,777	173,037	171,561	173,984

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 27, 2019	Sep 28, 2018	Sep 27, 2019	Sep 28, 2018
Net Sales
Industrial	$175,016	$195,855	$552,623	$581,510
Process	84,090	84,556	256,048	249,650
Contractor	141,449	135,525	425,082	415,694
Total	$400,555	$415,936	$1,233,753	$1,246,854
Operating Earnings
Industrial	$57,023	$70,572	$186,654	$206,727
Process	18,194	17,862	56,586	52,629
Contractor	34,005	32,739	100,598	102,532
Unallocated corporate (expense)	(5,823)	(6,394)	(23,551)	(22,035)
Total	$103,399	$114,779	$320,287	$339,853
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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